

Mail Stop 4546

December 15, 2016

VIA E-mail
Mr. Robert G. Finizio
Chief Executive Officer and Director
TherapeuticsMD, Inc.
6800 Broken Sound Parkway NW
Third Floor
Boca Raton, Florida 33487

       Re: **TherapeuticsMD, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2015
               Filed February 26, 2016
               Form 10-Q for Quarterly Period Ended September 30, 2016
               Filed November 4, 2016
               File No. 001-00100

Dear Mr. Finizio:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2016
Notes to Unaudited Consolidated Financial Statements
Note 14: Business Concentrations, page 19

1.   Please tell us the name of each of the customers you identify as customers A, B, C and D. In addition, although ASC 280-10-50-42 does not require disclosure of their identity, please represent to us that in future Forms 10-K you will name each such customer in the Business section as required by Item 101(c)(1)(vii) of Regulation S-K.

2.   Please address the following comments related to your write-off of $2.2 million in accounts receivable balances during the three months ended September 30, 2016:
      • Tell us the identity of the two former customers whose balances you wrote-off.

- Tell us by quarter when you recognized the revenue underlying the balances you wrote-off.
- Tell us the total amount of sales you made to each of these customers and the period when you began making sales to each.
- Tell us whether the revenue underlying these write-offs was recognized related to sales under special terms.
- Tell us why you characterize the entire $2.2 million write-off as an other operating expense in your MD&A disclosure in the first paragraph on page 26 when it is apparent that your allowance for doubtful accounts declined from $529.3 thousand at June 30, 2016 to $113.0 thousand at September 30, 2016.
- Tell us why you wrote these balances off during the third quarter of 2016 as opposed to a prior period and why you did not provide for these write-offs in your allowance for doubtful accounts in an earlier period.
- Given that the amount of these write-offs represents almost 15% of your revenues for the nine months ended September 30, 2016, tell us how you were able to recognize the revenue associated with these write-offs. In this regard, specifically explain how each criterion in ASC 605-15-25-1 was met.
- Tell us your consideration for disclosing in MD&A the impact of the loss of these customers on future product sales.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 30

3.	Please tell us why your days sales outstanding for the quarters ended September 30, June 30 and March 31, 2016 of 84, 93 and 93 days, respectively, are substantially higher than for December 31, September 30, June 30 and March 31, 2015 of 50, 65, 62, and 53, respectively. In this regard, we computed days sales by dividing accounts receivable – trade, net at the end of a quarter by net product sales for the respective quarter and multiplying the result by the number of days in the quarter. In your response, tell us how the write-offs identified in the preceding comment impact your historical days sales outstanding amounts and whether you had any changes in collection policies/practices in 2016. Also, tell us your consideration for disclosing the impact of the increased collection time on liquidity as well as the underlying causes for this increase.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance